Exhibit 99.1

Immuron CEO, Steven Lydeamore presentation at

Emerging Growth Conference

Melbourne, Australia, August 19, 2026: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore is presenting at the Emerging Growth Conference on Wednesday 19th August 2026 (4:25pm – 4:35pm U.S. Eastern Time).

A copy of the presentation being made is included below.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC. (Otto et al., 2011)

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

ProIBS®

Immuron has an exclusive distribution agreement with Calmino goup AB for the territories of Australia and New Zealand for ProIBS®. ProIBS® - to help patients treat IBS symptoms ProIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). ProIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long-term use –as ProIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of ProIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu.

Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people. Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.(healthdirect.gov.au) According to available data, the IBS treatment market in Australia is estimated to be a part of the broader “Digestives & Intestinal Remedies” market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%.(Statista)

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers’ diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

Subscribe to Immuron’s InvestorHub: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

19 August 2026 Steven Lydeamore Chief Executive Officer Investor Presentation NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward-looking statements and are based on Immuron's current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "guidance" and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron's control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. SAFE HARBOR STATEMENT FY2026 results in this presentation are subject to audit review.

Immuron Ltd is an Australian integrated biopharmaceutical company with global scale, focused on developing, and commercialising, oral products for the treatment of gut mediated diseases Research & Development 2 pipeline assets to be partnered for development and commercialization Global footprint Australia, US, Canada and expanding Technology Platform Safe and potentially transformational approach to gut infections Our Products • Reduce the risk of Traveller's Diarrhoea • Sold in pharmacies Australia-wide • Available in Australia, USA and Canada • Treatment of symptoms associated with Irritable Bowel Syndrome (IBS) • Sold in pharmacies Australia-wide • Immuron's core strength lies in its ability to program cows to produce high levels of specific polyclonal antibodies (immunoglobulins) through vaccination. • Orally Active: Unlike many biologics that require injection, Immuron's bovine antibodies are naturally hardy. They survive the harsh acidic environment of the human stomach to work directly in the Gastrointestinal (GI) tract. • Precision Targeting: The platform can be "tuned" to target specific bacteria, viruses, or toxins by changing the vaccine. • Dual-Action Mechanism: The products don't just target the pathogens; they prevent them from sticking to the gut wall and neutralize the inflammatory toxins they release. • No reported serious adverse events or safety signals. Safety demonstrated in repeat-dose animal toxicity studies, immunohistochemical assessments showing no off-target cross-reactivity and bacterial reverse-mutation testing confirming it is non- mutagenic. Technology Platform Corporate Research Independent Buy recommendation

Executive summary

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Company Overview

Two commercial products: Travelan® (traveler's diarrhea and ProIBS (irritable bowel syndrome)

Two clinical assets: Travelan®: IMC: eligible for end of Phase 2 meeting with U.S. FDA

IMM-529 (CDI): U.S. FDA investigational new drug (IND) application approval to proceed with Phase 2 clinical trial

Financial Snapshot

Shares on Issue	322,848,081
Total Options	11,767,491
Last Traded Price	IMC: A$0.039
52 week High/Low	IMC: A$0.098/0.026 IMRN: $2.39/0.677
Market Cap	IMC: A$12.59m
Cash (31 December 2025)	A$10.0m

Business Update

Commercial:

Four consecutive quarters of Travelan® sales in **FY26** exceeding prior year

July 2026: Pullan Consulting engaged to support partnering IMM-529

Clinical:

IMM-529 (CDI): U.S. FDA approval of investigational new drug (IND) application in **November 2025.**

Uniformed Services University IMM-124E trial reported topline results in **December 2025**; secondary analysis pending.

New research agreement signed in **December 2025** funded by a U.S. Department of Defense sub award with the Naval Medical Research Command and Walter Reed Army Institute of Research. First revenue received in **May 2026**.

Major Shareholders

Holder	Units	% of CSO
BNY Mellon Asset Management	144,292,904	44.73 %
Board and Employees	**6,566,869**	**2.03%**
Dr Russell Hancock	6,000,000	1.86 %
Karma Wealth Pty Ltd	6,000,000	1.86 %

FY 26 Sales Results

FY26 Global Sales Revenue of A$7.7 million up 6% on prior year

FY26 Australian Sales of A$5.8 million, up 10%

FY26 U.S. Sales of A$1.8 million, up 7%; up 13% in USD

FY26 Canada Sales of A$0.2 million, down 55%

HY 26 Results

EBITDX (ex-R&D)[1] for HY26 was -A$1.1m, up A$0.1m on HY25 and up A$0.7m on 2H FY25

Cash of A$10.0 million, up A$7.2 million on 30 June 2025; equivalent to 22.5 months of cash used in operating activities in 1H FY26

R&D Tax Incentive A$1.1 million received in February 2026

[1] Earnings before Interest, Tax, Depreciation, Foreign Exchange and Net R&D (R&D expenses less R&D income)

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immuron

5 Continued strong sales growth Global + FY2026 AUD$7.7 million up 6% on prior year Australia + FY2026 AUD$5.8 million up 10% on prior year North America + FY2026 AUD$1.9 million down 5% on prior year + USA FY2026 AUD$1.8 million up 7% on prior year; up 13% in USD + Canada FY2026 AUD$0.2 million down 55% on prior year; up 376% in 4Q FY2026

6 Immuron strategic reset provides clearer path to profitability Immuron has taken a strategic decision to partner clinical assets IMM-124E and IMM-529 for development and commercialization. • IMM-124E is eligible for an end of Phase 2 meeting with the U.S. FDA (indication: traveler's diarrhea) • Lumanity1 peak U.S. sales estimate of US$102 million • IMM-529 has an investigational new drug (IND) application approved by the U.S. FDA and is ready to go into Phase 2 clinical trials (indication: Clostridioides difficile infection) • Lumanity1 peak U.S. sales estimate of US$400 million • Under a partnering model, the licensee typically funds development, registration and commercialization costs and pays the licensor an upfront licensing fee, milestone payments and royalties on sales • This partnering strategy removes the uncertainty of how Immuron would fund these assets through to commercialization • Partnering has the potential to bring forward monetization of these assets • The reduction in R&D expenses (net of R&D Tax Incentive) will improve profitability and decrease cash burn • Immuron has sufficient cash ($10 million @ 31 December 2025) to fund commercial operations (over the counter (OTC) sales of Travelan® and PROIBS® • Immuron continues to evaluate opportunities to broaden distribution and to add complementary products to its OTC portfolio 1. Lumanity global healthcare consulting

IMM-529: A First-in-Class Triple-Action CDI Biologic

The Opportunity: IMM-529 is an oral, non-systemic biological (hyperimmune bovine colostrum) for treatment and prevention of primary and recurrent *Clostridioides difficile* infection (CDI). Unlike antibiotics, IMM-529 eliminates the pathogen without disrupting the gut microbiome, directly addressing the root cause of CDI disease recurrence.

Key Highlights:

1. Unique Triple-Action Mechanism: The only asset in clinical development that simultaneously targets all 3 drivers of CDI: **Toxin B**, **Vegetative Cells & Spores**

2. Exceptional Pre-clinical Efficacy:

- **Prevention**: ~80% survival rate without antibiotics
- **Treatment**: ~80% survival rate (comparable to vancomycin)
- **Relapse**: ~90% survival rate (vs. 11-22% in controls)

3. Microbiome Preservation: IMM-529 does not destroy gut flora, allowing the microbiome to recover while neutralizing the infection—a critical advantage over standard-of-care antibiotics

4. Broad Strain Reactivity: Multi-strain effective including hypervirulent strains (027 and 078 ribotypes)

5. Clinical Readiness: FDA IND approved for Phase 2 clinical study

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IMMURON

IMM-529 Market Potential

The Disease: *C. difficile* is the leading cause of healthcare-associated infection causing 400,000 cases and 30,000 deaths in the US annually

Disease spectrum:

- **Mild-to-moderate**: Watery persistent diarrhea, cramping
- **Severe/Pseudomembranous Colitis (PMC)**: Colon wall plaques
- **Fulminant CDI**: Toxic megacolon, sepsis, and potential bowel perforation, death

Who's at risk: Adults 65+, immunocompromised patients, antibiotic users, and Proton Pump Inhibitors users.

Problem with current treatment: Antibiotics eliminate pathogens, indiscriminately disrupt the gut microbiome, hinder flora regeneration, and leave 25% patients vulnerable to recurrent infection within 30 days, rising to 65% after multiple episodes

Market opportunity: The diagram represents the funnel from the clinical burden to Immuron's target revenue:

- TAM (Total Addressable Market): 100% of all recurrent CDI patients globally at regional pricing.
- SAM (Serviceable Addressable Market): The subset of patients expected to be treated with advanced therapy (e.g., FMT, Vowst, Rebyota, or IMM-529).
- SOM (Serviceable Obtainable Market): The peak revenue based on Immuron capturing 30% of the advanced therapy segment.


TAM: Global Recurrent CDI Market
$3.52 Billion
SAM: Advanced Therapy Market
$2.18 Billion
SOM: IMM-529 Peak Revenue
$653.5 Million

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IMM-529 Deal Potential

Year	Licensor / Asset Owner	Licensee / Acquirer	Licensed Asset	Financial terms (public)	Stage at deal	Status update (as of March 2026)
2024	Seres Therapeutics	Nestlé Health Science	VOWST (SER-109) business (oral microbiota spores)	Asset sale signed Aug 2024 (public reporting indicates deal structure included upfront and additional payments; exact totals vary by source and filings). (BioSpace)	Marketed	FDA approved (Apr 2023) and commercialized by Nestlé Health Science; global rights consolidated under Nestlé via the 2024 transaction. (U.S. Food and Drug Administration)
2023	Destiny Pharma	Sebela Pharmaceuticals	NTCD-M3 (non toxigenic C. difficile strain, live biotherapeutic)	Upfront $1M; up to $570M milestones (incl. $19M development and up to $550M sales) plus royalties. (FT Markets)	Phase 3 ready	Phase 3 preparation continues, including work on a more patient friendly capsule formulation and regulatory alignment on Phase 3 design. (AMR Bio)
2021	Seres Therapeutics	Nestlé Health Science	SER-109 (later VOWST)	$175M upfront; $125M on FDA approval; up to $225M sales milestones; profit share structure. (Business Wire)	Phase 3	Became FDA approved Apr 2023; subsequently commercialized and later moved into the 2024 asset sale to Nestlé (row above). (U.S. Food and Drug Administration)
2018	Rebiotix	Ferring Pharmaceuticals	RBX2660 (later REBYOTA), microbiota suspension	Acquisition (terms not fully disclosed publicly). (Ferring Global)	Phase 3	FDA approved Nov 2022 for prevention of recurrent CDI; marketed as REBYOTA. (Ferring Global)
2017	Summit Therapeutics	Eurofarma	Ridinilazole (small molecule antibiotic)	$2.5M upfront; up to $25M milestones plus royalties. (BioSpace)	Phase 2/3	Phase 3 program did not meet superiority vs vancomycin; Summit later focused its strategy on oncology (ivonescimab). (Fierce Biotech)
2017	Assembly Biosciences	Allergan (later AbbVie)	Microbiome GI programs (often cited as ABI-M201, ABI-M301; not CDI specific)	$50M upfront plus milestones and royalties (per deal announcement coverage). (BioSpace)	Preclinical	Partnership was later unwound and the microbiome candidates returned; Assembly ultimately exited microbiome work. Note: public deal descriptions emphasize UC and Crohn's, not CDI. (Fierce Biotech)

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IMMURON LIMITED (ASX:IMC / Nasdaq:IMRN) | Institutional Investor Snapshot FY2026

Revenue	Market Cap.	Cash	Pipeline
A$7.7m FY26 +6% YoY	**A$10.7m** 10 August 2026	**A$10.0m** @31 Dec 26 ; 24-month runway	**2 Assets** Partnering focus

Investment Thesis

- Commercial-stage biotech with recurring OTC revenue
- Proprietary Hyper-Immune technology platform
- Dual value drivers: sales growth + licensing potential
- Strategic reset aimed at profitability and reduced cash burn

Catalysts (12-18 months)

Q1: Continued Travelan growth
Q2: Portfolio expansion
Q3: IMM-529 partnering progress
Q4: Geographic expansion and EBITDX ex-R&D[1] improvement

Risk / Reward Assessment

LOW: Cash runway
MEDIUM: Sales execution
HIGH UPSIDE: IMM-529 licensing event
TRANSFORMATIONAL: Upfront + milestone deal economics

Investor Conclusion

Immuron is a company transitioning from development-led to commercially focused growth. Revenue trends remain positive, cash is sufficient to support operations, and management is seeking external partners for IMM-529 and Travelan® to unlock value while limiting funding risk. The principal valuation catalyst is a successful transaction for IMM-529, which management highlights as a potentially large market opportunity (Clostridioides difficile infection; Lumanity peak sales estimate in the U.S. US$400 million).

[1] *Earnings before Interest Tax Depreciation and FX and ex-R&D: Research & Development expenses, R&D Tax Incentive and R&D grants*

immuron

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: